EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

for the three months ended December 31, 2004

Unaudited, prepared by Management

(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Eiger Technology, Inc. (the

"Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102

Continuous Disclosure Obligations.

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Balance Sheet

                                                                                                December 31                            September 30

                                                                                                2004                                        2004

                                                                                                $                                              $

                                                                Assets

Current

                Cash and Marketable Securities                                 402,000                                       275,000

                Accounts Receivable                                               689,000                                   2,221,000

                Inventories                                                                   --                                             1,648,000

                Prepaid Expenses                                                                    55,000                                       128,000

                                                                                             1,146,000                                                4,272,000

Capital Assets (note 2)                                                 1,488,000                                                2,498,000

Long-term Investments                                                               96,000                                         96,000

Other                                                                                              --                                                182,000

                                                                                              2,730,000                                                7,048,000

Liabilities and Shareholders' Equity

Current

Bank Indebtedness                                                                       --                                             1,847,000

Accounts Payable and Accrued Liabilities                              2,186,000                                                5,103,000

Deferred Revenue                                                                   235,000                                        333,000

Current Portion of Long-term Debt                                      293,000                                       500,000

                                                                      2,714,000                                               7,783,000

Long-term Debt                                                                         32,000                                             347,000

Non-Controlling Interest                                                                 -295,000                                  -4,356,000

Shareholders' Equity

Share Capital                                                                       43,297,000                                              43,297,000

Retained Earnings (Deficit)                                             -43,018,000                                             -40,023,000

                                                                                                279,000                                   3,274,000

                                                                                             2,730,000                                                7,048,000

On Behalf of the Board:

"Gerry Racicot" Director

  Gerry Racicot

"Jason Moretto" Director

Jason Moretto

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Statement of Operations and Retained Earnings

For the three months ended December 31                           2004                   2004              2003                  2003

                                                                                      (Current Quarter) (Year-to-Date) (Current Quarter) (Year-to-Date)

                                                                                                   $                        $                          $                        $

Sales                                                                                     1,513,000          1,513,000            4,415,000          4,415,000

Cost of Sales                                                                       1,365,000          1,365,000            3,435,000          3,435,000

Gross Margin                                                                         148,000              148,000               980,000             980,000

Expenses

Selling, General and Administrative                                     701,000             701,000            1,490,000          1,490,000

Amortization of Capital Assets                                                73,000               73,000                 87,000               87,000

Amortization of Goodwill and Other Assets                              --                       --                      23,000               23,000

Interest on Long-term Debt                                                                  29,000                29,000               103,000             103,000

Other Interest and Bank Charges                                            20,000               20,000                 27,000               27,000

Discontinued Operations (Net)                                      84,000               84,000                 21,000               21,000

                                                                                               907,000             907,000      1,751,000          1,751,000

Income (Loss) from Operations                                            -759,000           -759,000              -771,000            -771,000

Other Income                                                                                --                      --           134,000             134,000

Income before Taxes                                                      -759,000           -759,000              -637,000            -637,000

Provision for Income Taxes - Future                                          --                        --                    -19,000              -19,000

Income before Non-controlling Interest                                -759,000           -759,000              -618,000            -618,000

Non-controlling Interest                                                          -86,000             -86,000                -72,000              -72,000

Non-recurring Items                                                  -2,322,000        -2,322,000                    --                        --

Net Income (Loss) for the Period                                       -2,995,000        -2,995,000              -546,000            -546,000

Retained Earnings (Deficit), Beginning of Period           -40,023,000      -40,023,000         -33,743,000       -33,743,000

Retained Earnings (Deficit), End of Period                      -43,018,000      -43,018,000         -34,289,000       -34,289,000

Earnings Per Share:

Excluding Non-recurring Items:

Basic                                                                                           -0.02                  -0.02                     -0.01                  -0.01

Diluted                                                                                        -0.02                  -0.02                    -0.01                  -0.01

Including Non-recurring Items:

Basic                                                                                           -0.08                       -0.08                    -0.01                   -0.01

Diluted                                                                                        -0.08                  -0.08                    -0.01                   -0.01

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Statement of Cash Flows

For the three months ended December 31                           2004                  2004              2003                    2003

                                                                                     (Current Quarter) (Year-to-Date) (Current Quarter) (Year-to-Date)

                                                                                                   $                        $                          $                        $

Operating Activities

Net Income (Loss) for the Period                                      -673,000            -673,000              -546,000           -546,000

Items not Involving Cash

Loss on Non-Recurring Items                                          -2,322,000         -2,322,000                    --                       --

Provision for Income Taxes - Future                                        --                        --                      -19,000              -19,000

Amortization                                                                           73,000               73,000               110,000             110,000

                                                                                           -2,922,000        -2,922,000              -455,000            -455,000

Changes in Non-cash Operating Accounts

Accounts Receivable                                                           1,532,000          1,532,000               234,000             234,000

Inventories                                                                          1,648,000          1,648,000              -151,000           -151,000

Prepaid Expenses                                                                      73,000               73,000                -70,000             -70,000

Accounts Payable                                                             -2,917,000        -2,917,000                249,000            249,000

Deferred Revenue                                                                  -98,000             -98,000                     --                       --

Non-controlling Interest                                                              0                        0                -86,000             -86,000

                                                                                          -2,684,000        -2,684,000               -279,000           -279,000

Investment Activities

Sale (Purchase) of Capital Assets                                    1,010,000          1,010,000               -147,000          -147,000

Long-term Investments                                                                      0                        0                    5,000                 5,000

Goodwill and Other Assets                                                    182,000             182,000                  33,000              33,000

                                                                                           1,192,000          1,192,000               -109,000          -109,000

Financing Activities

Operating Line of Credit                                                   -1,847,000         -1,847,000                  31,000             31,000

Long-term Debt                                                                    -565,000            -565,000                240,000           240,000

Non-controlling Interest                                                 4,061,000           4,061,000                715,000           715,000

Common Shares Issued                                                                0                         0            84,000     84,000

                                                                                           1,649,000           1,649,000             1,070,000        1,070,000

Net Cash Flows for the Period                                             157,000              157,000                682,000           682,000

Cash and Cash Equivalents, Beginning of Period                245,000              245,000             1,027,000         1,027,000

Cash and Cash Equivalents, End of Period                          402,000              402,000              1,709,000        1,709,000

Cash and Cash Equivalents Represented By:

Cash and Marketable Securities                                                402,000               402,000              1,709,000        1,709,000

EIGER TECHNOLOGY, INC.

Notes to the Consolidated Financial Statements

For the three months ended December 31, 2004

1. Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2004. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2004.

2. Capital Assets:

                                                                                                                                                $

Balance per September 30, 2004 financial statements                                                             2,498,000

Additions (Deletions), Discontinued Operations                                                               -937,000

Amortization provided for three months                                                                        -73,000

Balance - December 31, 2004                                                                                               1,488,000

3. Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its "Newlook" segment. On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc. ("ADH"), the operating company of the segment, were sold for cash.

The Company has reached an agreement, effective July 31, 2004, to sell its interest in Eiger Net Inc. to the non-controlling shareholders for a nominal amount. The purchasers will assume all of the outstanding liabilities of EigerNet Inc. as at July 31, 2004.

On December 15, 2004, K-Tronik International Corp.entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. It is expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

Operating results for K-Tronik for the current quarter are reported, in summary, as "Discontinued Operations" on the Statement of Operations and Retained Earnings.

4. Reorganization:

Effective March 18, 2004, the Company transferred its 100% interest in the shares of Onlinetel Corp. ("Onlinetel") to Newlook Industries Corp. ("Newlook") in exchange for 12,727,273 common shares of Newlook. At the same time, an additional 7,272,727 common shares of Newlook were issued to the Company in settlement of $1,200,000 of debt owing to the Company by Onlinetel. As a result of these transactions, and a private placement of 1,000,000 common shares by Newlook, the Company now owns approximately 90% of the common shares of Newlook.